Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

OneConnect Financial Technology Co., Ltd.
Bo Yu Limited	壹賬通金融科技有限公司
(Incorporated in the British Virgin Islands with limited liability)	(Incorporated in the Cayman Islands with limited liability)
(Stock code: 6638)
(NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

ADDITIONAL NON-BINDING LETTER OF SUPPORT

IN RELATION TO
(1) PRE-CONDITIONAL PROPOSAL FOR THE PRIVATISATION OF
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. BY WAY OF A
SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES ACT)
AND

(2) PROPOSED WITHDRAWAL OF LISTING OF
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

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References are made to (1) the announcement dated May 15, 2025 jointly issued by the Offeror and the Company in relation to, among other things, the Proposal and the Scheme (the “Rule 3.5 Announcement”), (2) the announcement dated May 16, 2025 issued by the Company in relation to the appointment of the Independent Financial Adviser and (3) the announcement dated June 5, 2025 in relation to the delay in despatch of scheme document. Unless otherwise defined, capitalized terms used in this announcement have the same meanings as those defined in the Rule 3.5 Announcement.

ADDITIONAL NON-BINDING LETTER OF SUPPORT

On June 20, 2025, SVF Fax Subco (Singapore) Pte. Ltd. (“SVF”) executed a non-binding letter of support in respect of 11,555,097 Shares (representing approximately 0.99% of the issued share capital of the Company and approximately 3.98% of the issued share capital of the Company held by the Disinterested Holders respectively as at the date of this joint announcement, and all the Shares held by SVF as at the date of this joint announcement), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting which are necessary to implement the Proposal. The Offeror received the non-binding letter of support on June 21, 2025.

The non-binding letter of support indicates SVF’s support of, and non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting which are necessary to implement the Proposal, but is provided instead of an irrevocable undertaking to enable SVF to maintain a level of liquidity during the offer period, such that SVF has flexibility to sell or otherwise deal in the Shares held by it during the offer period. The non-binding letter of support is not intended to create legally binding obligations on SVF to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting which are necessary to implement the Proposal.

As of the date of this joint announcement: (a) the Scheme Shares subject to the non-binding letters of support in relation to the Proposal and the Scheme in total aggregate to 34,748,097 Scheme Shares; and (b) such 34,748,097 Scheme Shares in aggregate represent approximately 2.97% of the issued share capital of the Company and approximately 11.96% of the issued share capital of the Company held by the Disinterested Holders.

Further announcement(s) on the status and progress of the Proposal and the Scheme and the despatch of the Scheme Document will be made in accordance with the Listing Rules and the Takeovers Code (as the case may be) as and when appropriate.

Warning: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Pre-Condition and the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders, ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of directors of	By order of the Board
Bo Yu Limited	OneConnect Financial Technology Co., Ltd.
Ms. Yanmei Dong	Mr. Chen Dangyang
Director	Chairman of the Board and
Chief Executive Officer

Hong Kong, June 24, 2025

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As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non- executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Sing Yip, Mr. Chu Yiyun, Mr. Liu Hong, Mr. Ng Kong Ping Albert, Mr. Jin Li and Mr. Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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